================================================================================

     As filed with the Securities and Exchange Commission on June 26, 1997


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549






                             ----------------------

                                    FORM 11-K



                   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1996


                                       OR


// TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

            For the transition period from___________ to __________

                        Commission File Number 001-12746


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

         SECURITY-CONNECTICUT CORPORATION SAVINGS & PROFIT SHARING PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Security-Connecticut Corporation
                                20 Security Drive
                            Avon, Connecticut 06001











================================================================================

                              REQUIRED INFORMATION


     Security-Connecticut Corporation Savings & Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the year ended December 31, 1996 and 1995, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.






                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                  Security-Connecticut Corporation Savings & Profit Sharing Plan
                  --------------------------------------------------------------
                                        (Name of Plan)





                  /s/ Robert J. Voight
                  --------------------------------------------------------------
                  Robert J. Voight
                  Executive Vice President






June 26, 1997

                                   APPENDIX 1





         SECURITY-CONNECTICUT CORPORATION SAVINGS & PROFIT SHARING PLAN

                FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996
                     AND 1995, AND FOR THE YEARS THEN ENDED

               SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
                                DECEMBER 31, 1996

                    CONSENT OF INDEPENDENT AUDITORS' REPORT

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1996 and 1995





                                    Contents

Report of Independent Auditors............................................... 5

Audited Financial Statements

Statements of Net Assets Available for Benefits, by Investment Option........ 6
Statements of Changes in Net Assets Available for Benefits,
   by Investment Option......................................................11
Notes to Financial Statements................................................18


Supplemental Schedules

Assets Held for Investment Purposes..........................................27
Reportable Transactions......................................................28

                         Report of Independent Auditors


Retirement Plan Committee
Security-Connecticut Corporation


     We have audited the accompanying statements of net assets available for benefits of the Security-Connecticut Corporation Savings & Profit Sharing Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Investment Option information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each Investment Option account. The supplemental schedules and Investment Option information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





Hartford, Connecticut                                          ERNST & YOUNG LLP
June 10, 1997

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
      Statement of Net Assets Available for Benefits, by Investment Option

                                December 31, 1996
                               Investment Options
                                                                                         Fidelity
                                        SCC       Fidelity     Fidelity     Fidelity    Investment   Fidelity
                                    Common Stock  Magellan    Contrafund  Equity Income Grade Bond   Overseas
                                     Account      Account      Account      Account      Account      Account
                                    ----------   ----------   ----------   ----------   ----------   ----------
Assets
Investments:
  Common stock                      $5,868,123
  Segregated investment accounts                 $1,466,254   $2,574,342   $1,934,914   $  536,307   $  522,335
  Participant notes receivable
                                    ----------   ----------   ----------   ----------   ----------   ----------
                                     5,868,123    1,466,254    2,574,342    1,934,914      536,307      522,335
                                    ----------   ----------   ----------   ----------   ----------   ----------


Cash and invested cash                  82,004
Contribution receivable                461,522
Accrued interest receivable                480
Investments receivable                  34,536
                                    ----------   ----------   ----------   ----------   ----------   ----------
Net assets available for benefits   $6,446,665   $1,466,254   $2,574,342   $1,934,914   $  536,307   $  522,335
                                    ==========   ==========   ==========   ==========   ==========   ==========

















                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Net Assets Available for Benefits, by Investment Option (continued)

                                December 31, 1996
                               Investment Options
                                                    Fidelity     Fidelity
                                     Fidelity      Retirement     Managed    Fidelity U.S.
                                   Asset Manager  Money Market    Income     Equity Index      Loan
                                      Account       Account       Account       Account       Account        Total
                                    -----------   -----------   -----------   -----------   -----------   -----------
Assets
Investments:
  Common stock                                                                                            $ 5,868,123
  Segregated investment accounts    $   533,329   $ 1,087,228   $   787,896   $ 1,339,892                  10,782,497
  Participant notes receivable                                                              $   532,601       532,601
                                    -----------   -----------   -----------   -----------   -----------   -----------
                                        533,329     1,087,228       787,896     1,339,892       532,601    17,183,221
                                    -----------   -----------   -----------   -----------   -----------   -----------


Cash and invested cash                                                                                         82,004
Contribution receivable                                                                                       461,522
Accrued interest receivable                                                                                       480
Investments receivable                                                                                         34,536
                                    -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for benefits   $   533,329   $ 1,087,228   $   787,896   $ 1,339,892   $   532,601   $17,761,763
                                    ===========   ===========   ===========   ===========   ===========   ===========


















                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
      Statement of Net Assets Available for Benefits, by Investment Option

                                December 31, 1995
                               Investment Options

                                          SCC        LNC                 Small      Medium     Large
                                        Common     Common      Int'l       Cap        Cap        Cap        Core      Value
                                         Stock      Stock     Equity     Equity     Equity     Equity     Equity     Equity
                                        Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Assets
Investments:
  Common stock                        $3,071,282 $3,370,125
  Segregated investment accounts                            $   22,904 $   89,162 $  991,678 $  506,214 $1,016,316 $   21,671
  Unallocated insurance contract
  Participant notes receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                       3,071,282  3,370,125     22,904     89,162    991,678    506,214  1,016,316     21,671
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Cash and invested cash                   184,347     35,152
Accrued interest receivable                  792        188
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net assets available for benefits     $3,256,421 $3,405,465 $   22,904 $   89,162 $  991,678 $  506,214 $1,016,316 $   21,671
                                      ========== ========== ========== ========== ========== ========== ========== ==========





                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Net Assets Available for Benefits, by Investment Option (continued)

                                December 31, 1995
                               Investment Options
                                         High    Government/                    T. Rowe Price
                                        Yield     Corporate Government   Short  International  Strong    Fidelity
                                         Bond       Bond       Bond       Term      Equity    Discovery Contrafund    Janus
                                        Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Assets
Investments:
  Common stock
  Segregated investment accounts      $    4,639 $  194,884 $  196,976 $  398,603 $   35,774 $   59,052 $   70,430 $   36,131
  Unallocated insurance contract
  Participant notes receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
                                           4,639    194,884    196,976    398,603     35,774     59,052     70,430     36,131
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Cash and invested cash
Accrued interest receivable
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Net assets available for benefits     $    4,639 $  194,884 $  196,976 $  398,603 $   35,774 $   59,052 $   70,430 $   36,131
                                      ========== ========== ========== ========== ========== ========== ========== ==========







                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Net Assets Available for Benefits, by Investment Option (continued)

                                December 31, 1995
                               Investment Options

                                       Fidelity
                                         Asset    Aggressive             Conservative
                                        Manager    Balanced    Balanced    Balanced   Guaranteed     Loan
                                        Account     Account     Account     Account     Account     Account      Total
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
Assets
Investments:
  Common stock                                                                                                $ 6,441,407
  Segregated investment accounts      $    4,191  $   18,269  $   23,306  $    2,053                            3,692,253
  Unallocated insurance contract                                                      $3,054,562                3,054,562
  Participant notes receivable                                                                    $  464,377      464,377
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
                                           4,191      18,269      23,306       2,053   3,054,562     464,377   13,652,599
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------

Cash and invested cash                                                                                            219,499
Accrued interest receivable                                                                                           980
                                      ----------  ----------  ----------  ----------  ----------  ----------  -----------
Net assets available for benefits     $    4,191  $   18,269  $   23,306  $    2,053  $3,054,562  $  464,377  $13,873,078
                                      ==========  ==========  ==========  ==========  ==========  ==========  ===========






                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option

                          Year Ended December 31, 1996
                               Investment Options
                                         SCC       LNC                  Small      Medium     Large
                                       Common     Common      Int'l       Cap        Cap        Cap        Core       Value
                                        Stock      Stock     Equity     Equity     Equity     Equity     Equity     Equity
                                       Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Additions to net assets attributed to:

Contributions:
  Participants                        $  135,737            $    3,338 $    4,783 $   61,003 $   34,930 $   56,067 $    4,211
  Employer                               633,197
  Rollovers                                1,943                                                               563
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total contributions                  770,877                 3,338      4,783     61,003     34,930     56,630      4,211

Investment income                         72,333 $   58,396
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments            1,395,983   (503,894)     4,039      1,665    130,109     52,784    108,539      1,460
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  Total additions                      2,239,193   (445,498)     7,377      6,448    191,112     87,714    165,169      5,671

Deductions from net assets attributed to:
Distributions to participants             52,389    202,466                    21     15,811     17,408     52,859
Administrative expenses                      358
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total deductions                        52,747    202,466                    21     15,811     17,408     52,859
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Net increase (decrease) prior to
 interfund transfers                   2,186,446   (647,964)     7,377      6,427    175,301     70,306    112,310      5,671
Interfund transfers (net)              1,003,798 (2,757,501)   (30,281)   (95,589)(1,166,979)  (576,520)(1,128,626)   (27,342)
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  Net increase (decrease)              3,190,244 (3,405,465)   (22,904)   (89,162)  (991,678)  (506,214)(1,016,316)   (21,671)
Net assets available for benefits
  Beginning of year                    3,256,421  3,405,465     22,904     89,162    991,678    506,214  1,016,316     21,671
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  End of year                         $6,446,665 $        0 $        0 $       0  $        0 $        0 $        0 $        0
                                      ========== ========== ========== =========  ========== ========== ========== ==========







                        See notes to financial statements


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, by Investment Option
                                  (continued)

                          Year Ended December 31, 1996
                               Investment Options
                                        High    Government/                     T. Rowe Price
                                        Yield    Corporate Government    Short  International Strong     Fidelity
                                        Bond       Bond       Bond       Term      Equity    Discovery  Contrafund   Janus
                                       Account    Account    Account    Account    Account    Account    Account    Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Additions to net assets attributed to:

Contributions:
  Participants                        $      936 $   15,143 $   13,973 $    4,442 $    5,384 $    3,751 $   19,199 $    8,934
  Employer
  Rollovers                                             563      1,125        562                                         644
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total contributions                      936     15,706     15,098      5,004      5,384      3,751     19,199      9,578

Investment income
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments                   65     (5,789)       (40)     8,804      4,615        205      6,315      5,007
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  Total additions                          1,001      9,917     15,058     13,808      9,999      3,956     25,514     14,585

Deductions from net assets attributed to:
Distributions to participants                         1,016        846      1,198         11                    79
Administrative expenses
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total deductions                                    1,016        846      1,198         11                    79
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Net increase (decrease) prior to
 interfund transfers                       1,001      8,901     14,212     12,610      9,988      3,956     25,435     14,585
Interfund transfers (net)                 (5,640)  (203,785)  (211,188)  (411,213)   (45,762)   (63,008)    (95,865)   (50,716)
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  Net increase (decrease)                 (4,639)  (194,884)  (196,976)  (398,603)   (35,774)   (59,052)   (70,430)   (36,131)

Net assets available for benefits
  Beginning of year                        4,639    194,884    196,976    398,603     35,774     59,052     70,430     36,131
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  End of year                         $        0 $        0 $        0 $        0 $        0 $        0 $        0 $        0
                                      ========== ========== ========== ========== ========== ========== ========== ==========






                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, by Investment Option
                                  (continued)

                          Year Ended December 31, 1996
                               Investment Options
                                      Fidelity
                                        Asset   Aggressive           Conservative            Fidelity   Fidelity    Fidelity
                                       Manager   Balanced    Balanced  Balanced  Guaranteed  Magellan  Contrafund Equity Income
                                       Account    Account    Account    Account    Account    Account    Account     Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Additions to net assets attributed to:

Contributions:
  Participants                        $    4,542 $    3,972 $    3,548 $      491 $  129,214 $   62,002 $  113,304 $   80,598
  Employer
  Rollovers                                             644                            2,812      5,454      7,062      4,857
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
    Total contributions                    4,542      4,616      3,548        491    132,026     67,456    120,366     85,455

Investment income                                                                    100,253     14,542    114,692     85,206
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments                  451      1,214      1,111         34               182,798    284,929    194,795
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total additions                          4,993      5,830      4,659        525    232,279    264,796    519,987    365,456

Deductions from net assets attributed to:
Distributions to participants                 13                                      49,761      7,870      9,518     48,209
Administrative expenses                                                                             210        437      1,124
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Total deductions                            13                                      49,761      8,080      9,955     49,333
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Net increase (decrease) prior to
  interfund transfers                      4,980      5,830      4,659        525    182,518    256,716    510,032    316,123
Interfund transfers (net)                 (9,171)   (24,099)   (27,965)    (2,578)(3,237,080) 1,209,538  2,064,310  1,618,791
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
  Net increase (decrease)                 (4,191)   (18,269)   (23,306)    (2,053)(3,054,562) 1,466,254  2,574,342  1,934,914
Net assets available for benefits
  Beginning of year                        4,191     18,269     23,306      2,053  3,054,562          0          0          0
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

  End of year                         $        0 $        0 $        0 $        0 $        0 $1,466,254 $2,574,342 $1,934,914
                                      ========== ========== ========== ========== ========== ========== ========== ==========






                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, by Investment Option
                                  (continued)

                          Year Ended December 31, 1996
                               Investment Options
                                       Fidelity             Fidelity    Fidelity   Fidelity   Fidelity
                                      Investment  Fidelity    Asset    Retirement  Managed   U.S.Equity
                                      Grade Bond  Overseas   Manager  Money Market Income      Index      Loan
                                       Account    Account    Account    Account    Account    Account    Account     Total
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------

Additions to net assets attributed to:

Contributions:
  Participants                        $   28,817 $   21,814 $   32,950 $   24,692 $   33,380 $   60,485            $   971,640
  Employer                                                                                                             633,197
  Rollovers                                                                            6,543      2,579                 35,351
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
    Total contributions                   28,817     21,814     32,950     24,692     39,923     63,064              1,640,188

Investment income                         16,224     29,692     35,534     27,725     20,673     21,738 $   51,879     648,887
Net realized and unrealized
  appreciation (depreciation) in
  fair value of investments                7,836      7,822     17,767                          186,539              2,095,163
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

  Total additions                         52,877     59,328     86,251     52,417     60,596    271,341     51,879   4,384,238

Deductions from net assets attributed to:
Distributions to participants                 78                   197     12,769         64        243     15,528     488,354
Administrative expenses                    1,066         31        808      1,601      1,171        393                  7,199
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Total deductions                         1,144         31      1,005     14,370      1,235        636     15,528     495,553
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Net increase (decrease) prior to
  interfund transfers                     51,733     59,297     85,246     38,047     59,361    270,705     36,351   3,888,685
Interfund transfers (net)                484,574    463,038    448,083  1,049,181    728,535  1,069,187     31,873
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Net increase (decrease)                536,307    522,335    533,329  1,087,228    787,896  1,339,892     68,224   3,888,685
Net assets available for benefits
  Beginning of year                            0          0          0          0          0          0    464,377  13,873,078
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

  End of year                         $  536,307 $  522,335 $  533,329 $1,087,228 $  787,896 $1,339,892 $  532,601 $17,761,763
                                      ========== ========== ========== ========== ========== ========== ========== ===========






                        See notes to financial statements


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option

                          Year Ended December 31, 1995
                               Investment Options
                                         SCC       LNC                   Small     Medium     Large
                                       Common     Common  International   Cap       Cap        Cap        Core       Value
                                        Stock      Stock     Equity     Equity     Equity     Equity     Equity      Equity
                                       Account    Account    Account    Account    Account    Account    Account     Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Additions to net assets attributed to:

Contributions:
  Participants                        $  130,065            $    3,096 $    3,965 $  114,298 $   61,220 $ 102,856  $     3,748
  Employer                               146,799
  Rollovers                                9,497                 4,622      3,094      8,194      7,713      9,542       7,814
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
    Total contributions                  286,361                 7,718      7,059    122,492     68,933    112,398      11,562

Investment income                         54,242 $  126,664
Net realized and unrealized
  appreciation in fair value
  of investments                         426,411  1,278,873        807      3,631    220,504     91,255    277,824       2,770
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

  Total additions                        767,014  1,405,537      8,525     10,690    342,996    160,188    390,222      14,332

Deductions from net assets attributed to:
Distributions to participants             28,135    142,856                           10,637      5,671     82,958
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Total deductions                        28,135    142,856                           10,637      5,671     82,958
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Net increase prior to interfund
  transfers                              738,879  1,262,681      8,525     10,690    332,359    154,517    307,264      14,332
Interfund transfers (net)                123,293   (482,400)    14,379     78,472     17,027     85,479        979       7,339
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Net increase                           862,172    780,281     22,904     89,162    349,386    239,996    308,243      21,671
Net assets available for benefits
  Beginning of period                  2,394,249  2,625,184          0          0    642,292    266,218    708,073           0
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

  End of year                         $3,256,421 $3,405,465 $   22,904 $   89,162 $  991,678 $  506,214 $1,016,316 $    21,671
                                      ========== ========== ========== ========== ========== ========== ========== ===========






                        See notes to financial statements



                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits, by Investment Option
                                   (continued)

                          Year Ended December 31, 1995
                               Investment Options
                                         High   Government/                    T. Rowe Price
                                        Yield    Corporate  Government   Short International   Strong    Fidelity
                                        Bond       Bond       Bond       Term      Equity     Discovery Contrafund     Janus
                                       Account    Account    Account    Account    Account    Account    Account      Account
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Additions to net assets attributed to:

Contributions:
  Participants                        $      317 $   33,872 $   27,561 $   14,702 $    4,627 $    2,387 $   12,005 $     4,360
  Employer
  Rollovers                                4,046      8,902      2,246                 3,094      4,799      6,271      25,572
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
    Total contributions                    4,363     42,774     29,807     14,702      7,721      7,186     18,276      29,932

Investment income
Net realized and unrealized
  appreciation in fair value
  of investments                             276     29,700     21,685     21,334      1,882      5,229      6,876       2,464
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Total additions                          4,639     72,474     51,492     36,036      9,603     12,415     25,152      32,396

Deductions from net assets attributed to:
Distributions to participants                         4,597        350     12,076
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Total deductions                                    4,597        350     12,076
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Net increase prior to interfund
  transfers                                4,639     67,877     51,142     23,960      9,603     12,415     25,152      32,396
Interfund transfers (net)                             2,509      5,947     34,222     26,171     46,637     45,278       3,735
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Net increase                             4,639     70,386     57,089     58,182     35,774     59,052     70,430      36,131
Net assets available for benefits
  Beginning of period                          0    124,498    139,887    340,421          0          0          0           0
                                      ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

  End of year                         $    4,639 $  194,884 $  196,976 $  398,603 $   35,774 $   59,052 $   70,430 $    36,131
                                      ========== ========== ========== ========== ========== ========== ========== ===========







                        See notes to financial statements




                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
 Statement of Changes in Net Assets Available for Benefits, by Investment Option
                                   (continued)

                          Year Ended December 31, 1995
                               Investment Options

                                      Fidelity
                                        Asset   Aggressive           Conservative
                                       Manager   Balanced   Balanced   Balanced  Guaranteed    Loan
                                       Account    Account    Account    Account    Account    Account      Total
                                      ---------- ---------- ---------- ---------- ---------- ---------- ----------

Additions to net assets attributed to:

Contributions:
  Participants                        $    3,632 $    2,323 $    3,370 $      559 $  268,605            $   797,568
  Employer                                                                                                  146,799
  Rollovers                                          14,475                           66,481                186,362
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------
    Total contributions                    3,632     16,798      3,370        559    335,086              1,130,729

Investment income                                                                    193,286 $   37,100     411,292
Net realized and unrealized
  appreciation in fair value
  of investments                             176      1,471      2,477         33                         2,395,678
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------

  Total additions                          3,808     18,269      5,847        592    528,372     37,100   3,937,699

Deductions from net assets attributed to:
Distributions to participants                                                        139,638     11,533     438,451
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Total deductions                                                                   139,638     11,533     438,451
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------

Net increase prior to interfund
  transfers                                3,808     18,269      5,847        592    388,734     25,567   3,499,248
Interfund transfers (net)                    383                17,459      1,461    (42,032)    13,662
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------
  Net increase                             4,191     18,269     23,306      2,053    346,702     39,229   3,499,248
Net assets available for benefits
  Beginning of period                                                              2,707,860    425,148  10,373,830
                                      ---------- ---------- ---------- ---------- ---------- ---------- -----------

  End of year                         $    4,191 $   18,269 $   23,306 $    2,053 $3,054,562 $  464,377 $13,873,078
                                      ========== ========== ========== ========== ========== ========== ===========




                        See notes to financial statements

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                          Notes to Financial Statements


Note 1. Description of Plan

     The Security-Connecticut Corporation Savings & Profit Sharing Plan (the "Plan") was established by Security-Connecticut Corporation (the "Company" or "SCC") for the benefit of its eligible employees.

     Effective July 1, 1996, the administration of the Plan was changed from The Lincoln National Life Insurance Company ("LNL") to Fidelity Institutional Retirement Services Company ("Fidelity"). The Plan's Trustee was changed from Norwest Bank Fort Wayne, N.A. to Fidelity Management Trust Company (the "Trust Company") at the same time. As a result of the transition to Fidelity, all Plan assets, except for amounts held in the SCC Common Stock Account, were liquidated into cash. Amounts liquidated into cash were transferred to the Fidelity Retirement Money Market Account and then allocated to the various investment options based on the participants' investment direction.

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

     The Plan is a contributory defined contribution plan covering all employees of the Company and its subsidiaries who have at least six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

     Each year, participants may contribute 1% to 15% of compensation, as defined in the Plan up to a maximum of $9,500 in 1996 and $9,240 in 1995. However, the compensation of a participant taken into account for the Plan could not exceed $150,000 in 1996 or 1995. As of July 1, 1996, participants are not allowed to make after-tax contributions to the Plan. Participants are also permitted to make cash rollover contributions or direct transfers to the Plan from other qualified plans in which they participated.

     Under the Plan, participants are eligible for matching contributions after completion of one year of service. The Company contributes and allocates to each participant's matching contribution account an amount equal to 25% of participant elective contributions which do not exceed 6% of base compensation per payroll period. Matching contributions are made in SCC common stock. Additional matching contributions, based upon a percentage of participant elective contributions, up to 6% of the participant's base compensation per payroll period, may be made solely based upon the profitability of the Company as determined by the board of directors each plan year. The participant must be an employee as of the last day of the Plan year to receive any additional matching contributions. The sum of employee and Company contributions for a plan year may not exceed the lesser of $30,000 or 25% of compensation.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)


Note 1. Description of Plan (continued)

Participants Accounts

     Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and the selected investment option account's earnings. Allocations are based on investment option earnings or account balances, as defined in the Plan. Forfeited balances of terminated participants' nonvested accounts were used to reduce the Company's contribution for the current plan year until June 30, 1996. As of July 1, 1996, forfeited balances are applied first to plan expenses, then to the Company's contributions. As of December 31, 1996 and 1995, net assets available for plan benefits included $1,994,257 and $579,161, respectively, for participants who have terminated from the plan, but have not withdrawn their vested account balances.

Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of participants' accounts plus actual earnings thereon is based on vesting years of service. Upon termination of employment prior to age 55, a participant would be 50% vested after having credit for two vesting years of service, and 100% vested after three or more vesting years of service. As used in the Plan, a vesting year of service is any completed twelve month period of service with the Company.

     The account of each participant shall be fully vested upon attainment of normal retirement age. As used in the Plan, normal retirement age is 55. If a participant becomes disabled, that participant shall be entitled to be 100% vested in the participant's account. If a participant dies while employed by the Company, the participant's account shall be fully vested and the beneficiary shall receive a death benefit equal to the value of the account.

Investment Options

     Until June 30, 1996, the Plan trustee (Norwest Bank Fort Wayne, N.A.) held a group annuity contract issued by LNL for the benefit of the Plan which provided for contributions to and investments in LNL segregated investment accounts whose objectives were the same as those described below. As of July 1, 1996, all monies are invested in mutual funds of Fidelity Management Trust Company or the SCC Common Stock Account. Participants are entitled to direct the investment of their accounts. Until June 30, 1996, matching contributions could only be invested in the SCC Common Stock Account. As of July 1, 1996, participants are entitled to move matching contributions to any investment option they choose.

     Until June 30, 1996, a participant was permitted to direct contributions in 1% increments to any of the following investment options:

SCC Common Stock Account - invests primarily in shares of Security-Connecticut Corporation Common Stock.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 1. Description of Plan (continued)

Investment Options (continued)

LNC Common Stock Account - invests in Lincoln National Corporation Common Stock. No current or future contributions or transfers into this account are permitted, although participants may transfer their prior investment out of this account.

International Equity Account - invests in stocks of non-United States Companies. The portfolio is well diversified to control risk and is not highly traded.

Small Capitalization Equity Account - invests in the stocks of small companies which have the potential to grow rapidly and produce superior returns. Small capitalization companies generally are those between $100 million and $600 million in market capitalization.

Medium   Capitalization  Equity  Account  -  invests  in  the  common  stock  of medium-sized companies with strong financial characteristics.

Large Capitalization Equity Account - invests in the common stocks of large companies which have the potential for a significant appreciation in value over an 18-24 month period.

Core Equity Account - invests in the common stock and securities convertible into common stock of established companies and broadly diversifies them to control risk.

Value Equity Account - invests in large capitalization stocks of undervalued companies which are leaders in their industries.

High Yield Bond Account - invests in below-investment-grade bonds. These are bonds with a debt rating below BBB by Moody's or Baa by Standard & Poor's.

Government/Corporate   Bond  Account  -  invests  in  medium-term  to  long-term
corporate and government bonds.

Government Bond Account - invests in fixed income securities issued by the United States government.

Short Term Account - invests in notes of government agencies and private corporations.

T. Rowe Price International Equity Account - invests exclusively in the T. Rowe Price International Stock Fund, a mutual fund which invests primarily in common stocks of established non-U.S. companies having the potential for growth of capital.

Strong Discovery Account - invests exclusively in the Strong Discovery Fund, a mutual fund which invests primarily in common stocks, emphasizing smaller companies with favorable prospects for earnings growth. The Fund may also invest in foreign securities, warrants and corporate or government debt.

Fidelity Contrafund Account - invests exclusively in Fidelity Contrafund, a mutual fund that invests in undervalued stocks of medium-sized and smaller companies not currently favored by the public, but which show a potential for capital appreciation. These include both well-known and lesser-known companies.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 1. Description of Plan (continued)

Investment Options (continued)

Janus Account - purchases shares of the Janus Fund, a mutual fund which invests primarily in common stocks of companies experiencing favorable demand for their products and services.

Fidelity Asset Manager Account - invests exclusively in Fidelity Asset Manager, a mutual fund that invests in three different asset classes: stocks, bonds and short-term, fixed-income instruments. The percentage of assets in each class is adjusted periodically as changing market and economic conditions warrant.

Aggressive Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts. The Aggressive Balanced Account places an emphasis on common stocks, both domestic and international.

Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts.

Conservative Balanced Account - invests in three different asset classes: stocks, bonds and money-market instruments. Within each asset class, the accounts invest primarily in Lincoln National Life Insurance Company's separate accounts.

Guaranteed Account - invests in high-quality bonds and mortgages and guarantees principal and a minimum rate of interest.

    Beginning July 1, 1996, a participant may direct contributions in 1% increments in any of the following investment options:

SCC Common Stock Account - invests primarily in shares of Security-Connecticut Corporation Common Stock.

     Fidelity Magellan Account - invests in equity securities, which include common stocks, preferred stocks, convertible securities and warrants, and debt securities consisting of bonds and other debt instruments.

Fidelity Contrafund Account - invests exclusively in Fidelity Contrafund, a mutual fund that invests in undervalued stocks of medium-sized and smaller companies not currently favored by the public, but which show a potential for capital appreciation. These include both well-known and lesser-known companies.

Fidelity Equity Income Account - invests at least 65% of total assets in income producing common or preferred stocks. A significant portion of the balance of the portfolio will generally be invested in debt obligations. Up to 20% of the portfolio may be invested in high yield, below investment grade bonds.

Fidelity Investment Grade Bond Account - invests up to 65% of total assets in investment grade quality debt securities, including bonds, notes, convertible bonds, mortgage-backed and asset backed securities, securities issued or guaranteed by the U.S. government or foreign governments, zero coupon bonds and short term obligations. The fund may invest up to 35% of total assets in lower-rated, high-yield debt securities, and may invest in preferred stocks.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 1. Description of Plan (continued)

Investment Options (continued)

     Fidelity Overseas Account - invests at least 65% of its total assets in securities of issuers from at least three different countries outside of North America. While the fund generally invests a majority of its assets in equity securities, it may also invest in debt securities of any quality.

Fidelity Asset Manager Account - invests exclusively in Fidelity Asset Manager, a mutual fund that invests in three different asset classes: stocks, bonds and short-term, fixed-income instruments. The percentage of assets in each class is adjusted periodically as changing market and economic conditions warrant.

Fidelity   Retirement   Money   Market   Account  -  invests  in   money-market,
dollar-denominated investments of U.S. and foreign issuers. Average maturity of the fund is 90 days.

Fidelity Managed Income Account - is an open-end commingled pool sponsored by the Trust Company. It invests in a portfolio of short and long-term conventional and synthetic investment contracts issued by insurance companies and other institutions that meet the credit quality standards established by the Trust Company.

Fidelity U.S. Equity Index Account - includes common stock of those companies included in the S&P 500 as may from time to time, on the basis of computer-generated statistical data, be deemed representative of the industry diversification of the entire S&P 500.

Participant Notes Receivable

     Loans are available to all participants and beneficiaries on a reasonably equivalent basis. Loans are not available to highly compensated individuals, as defined in Section 414(q) of the Internal Revenue Code, in an amount greater than the amount made available to other participants. Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000, or (b) one-half of their vested account balance. The $50,000 maximum is reduced by the highest outstanding balance in the previous 12 months. Loan transactions are treated as a transfer from (to) the investment account to
(from) the loan account. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by one-half of the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. In 1996, interest rates charged on loans from the Plan ranged from 6.5% to 11.0%. Principal and interest is paid ratably through bimonthly payroll deductions.

Payment of Benefits

     On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. A participant with a vested account balance of less than $3,500 must receive a lump sum payment upon termination. On retirement, disability, or death, distributions from the Plan will be made in the form of a single lump-sum payment in cash, except that amounts held in the SCC Common Stock Account shall be made in cash and whole shares unless the participant elects to receive cash in lieu of shares, or in a series of installments over a period not exceeding the life expectancy of the participant, or the participant's beneficiary.

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 2. Summary of Accounting Policies

Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value on the basis of (1) the closing price on an exchange on which such securities are listed, (2) the average bid quotations of such securities, (3) quotations from other sources deemed by the Security-Connecticut Corporation Retirement Plan Committee to be reliable as fairly reflecting the market price or redemption price of the securities, (4) the value as reported by an insurance company with respect to a segregated investment account in which the Plan invests, or (5) the average sale or purchase price of the securities when the Trustee is required to sell or purchase securities on the open market to comply with the requests of employees.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

     The unallocated insurance contract is valued at contract value as estimated by LNL. Contract values represent net contributions made under the contract plus interest at the contract rate.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits as of the date of the financial statements, and that affect the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Note 3. Investments

     The Plan's investments in the SCC Common Stock Account were held by a bank administered trust fund until June 30, 1996. The trustee also held a group annuity contract issued by LNL. The annuity contract provided for participant contributions to the LNL segregated investment accounts, as described in Note 1. As of July 1, 1996 all investments were transferred to and are being held by the Trust Company.

     For the years ended December 31, 1996 and 1995, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $2,095,163 and $2,395,678, respectively, as follows:

                                                             Net Appreciation
                                                              (Depreciation)
                                                               in Fair Value     Fair Value
                                                            During the Period    at End of Year
                                                            -----------------    --------------
Year ended December 31, 1996:
Investments at fair value as determined by quoted market price:
  Common Stock:
    SCC Common Stock Account, 167,064 shares                  $    1,395,983    $   5,868,123
    LNC Common Stock Account, 0 shares                              (503,894)               0
                                                              --------------    -------------
                                                                     892,089        5,868,123

                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 3. Investments (continued)

                                                             Net Appreciation
                                                              (Depreciation)
                                                               in Fair Value     Fair Value
                                                            During the Period    at End of Year
                                                            -----------------    --------------

Investments at fair value as determined by redemption price:
  Segregated Investment Accounts:
    Lincoln National Life Insurance Company Separate Accounts:
      International Equity Account  (0 units)                          4,039                0
      Small Capitalization Equity Account  (0 units)                   1,665                0
      Medium Capitalization Equity Account  (0 units)                130,109                0
      Large Capitalization Equity Account  (0 units)                  52,784                0
      Core Equity Account  (0 units)                                 108,539                0
      Value Equity Account  (0 units)                                  1,460                0
      High Yield Bond Account  (0 units)                                  65                0
      Government/Corporate Bond Account  (0 units)                    (5,789)               0
      Government Bond Account  (0 units)                                 (40)               0
      Short Term Account  (0 units)                                    8,804                0
                                                              --------------    -------------
                                                                     301,636                0
    Mutual Fund Investments:
      T. Rowe Price International Equity Account  (0 units)            4,615                0
      Strong Discovery Account  (0 units)                                205                0
      Fidelity Contrafund Account  (0 units)                           6,315                0
      Janus Account  (0 units)                                         5,007                0
      Fidelity Asset Manager Account  (0 units)                          451                0
      Fidelity Magellan Account  (18,180.453 units)                  182,798        1,466,254
      Fidelity Contrafund Account  (61,075.729 units)                284,929        2,574,342
      Fidelity Equity Income Account  (45,176.618 units)             194,795        1,934,914
      Fidelity Investment Grade Bond Account  (75,324.039 units)       7,836          536,307
      Fidelity Overseas Account  (16,936.927 units)                    7,822          522,335
      Fidelity Asset Manager Account  (32381.833 units)               17,767          533,329
      Fidelity Retirement Money Market Account  (1,087,228.270 units)               1,087,228
      Fidelity Managed Income Account  (787,896.120 units)                            787,896
      Fidelity U.S. Equity Index Account  (49,717.708 units)         186,539        1,339,892
                                                             ---------------    -------------
                                                                     899,079       10,782,497

    Diversified Investments:
      Aggressive Balanced Account  (0 units)                           1,214                0
      Balanced Account  (0 units)                                      1,111                0
      Conservative Balanced Account  (0 units)                            34                0
                                                              --------------    -------------
                                                                       2,359                0
Investments at Estimated Fair Value:
  Participant loans receivable                                                        532,601
                                                              --------------    -------------
      Total investments                                       $    2,095,163    $  17,183,221
                                                              ==============    =============


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 3. Investments (continued)

                                                             Net Appreciation
                                                               in Fair Value     Fair Value
                                                             During the Year     at End of Year
                                                             ---------------     --------------
Year ended December 31, 1995:
Investments at fair value as determined by quoted market price:
  Common Stock:
    SCC Common Stock Account, 113,227 shares                  $      426,411    $   3,071,282
    LNC Common Stock Account, 62,700 shares                        1,278,873        3,370,125
                                                              --------------    -------------
                                                                   1,705,284        6,441,407
Investments at fair value as determined by redemption price:
  Segregated Investment Accounts:
    Lincoln National Life Insurance Company Separate Accounts:
      International Equity Account  (4,995.389 units)                    807           22,904
      Small Capitalization Equity Account  (29,056.758 units)          3,631           89,162
      Medium Capitalization Equity Account  (126,681.745 units)      220,504          991,678
      Large Capitalization Equity Account  (105,697.285 units)        91,255          506,214
      Core Equity Account  (147,901.055 units)                       277,824        1,016,316
      Value Equity Account  (15,982.436 units)                         2,770           21,671
      High Yield Bond Account  (2,469.985 units)                         276            4,639
      Government/Corporate Bond Account  (40,564.655 units)           29,700          194,884
      Government Bond Account  (136,070.926 units)                    21,685          196,976
      Short Term Account  (152,109.463 units)                         21,334          398,603
                                                              --------------    -------------
                                                                     669,786        3,443,047
    Mutual Fund Investments:
      T. Rowe Price International Equity Account  (32,130.382 units)   1,882           35,774
      Strong Discovery Account  (41,208,394 units)                     5,229           59,052
      Fidelity Contrafund Account  (50,386.898 units)                  6,876           70,430
      Janus Account  (27,340.156 units)                                2,464           36,131
      Fidelity Asset Manager Account  (3,614.445 units)                  176            4,191
                                                              --------------    -------------
                                                                      16,627          205,578
    Diversified Investments:
      Aggressive Balanced Account  (14,893.615 units)                  1,471           18,269
      Balanced Account  (5,847.281 units)                              2,477           23,306
      Conservative Balanced Account  (1,743.085 units)                    33            2,053
                                                              --------------    -------------
                                                                       3,981           43,628
Contract value as estimated by The Lincoln National
  Life Insurance Company:
    Unallocated insurance contracts                                                 3,054,562

Investments at estimated fair value:
  Participant loans receivable                                                        464,377

      Total investments                                       $    2,395,678    $  13,652,599
                                                              ==============    =============


                        Security-Connecticut Corporation
                          Savings & Profit Sharing Plan
                    Notes to Financial Statements (continued)

Note 3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                          December 31,
                                                     1996              1995
                                                --------------    -------------

SCC Common Stock                                $    5,868,123    $   3,071,282
LNC Common Stock                                                      3,370,125
Lincoln National Life Insurance Company
  Separate Accounts:
  Medium Capitalization Equity Account                                  991,678
  Core Equity Account                                                 1,016,316

Unallocated insurance contract with
  The Lincoln National Life Insurance Company                         3,054,562

Fidelity Mutual Fund Investments:
  Magellan Account                                   1,466,254
  Contrafund Account                                 2,574,342
  Equity Income Account                              1,934,914
  Retirement Money Market Account                    1,087,228
  U.S. Equity Index Account                          1,339,892

Note 4.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts and shall not be subject to forfeiture.

Note 5.  Income Tax Status

     The Internal  Revenue  Service has determined that the Plan qualifies under
Section 401(a) of the Internal Revenue Code (IRC) and, therefore, is not subject to tax under the present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain it's qualification. The Plan's administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 6.  Transactions with Parties-In-Interest

     All common stock and short-term cash investments of the Plan were held by Norwest Bank Fort Wayne, N.A. until June 30, 1996. All other investments of the Plan were held by The Lincoln National Life Insurance Company until June 30, 1996. As of July 1, 1996, all investments are held by Fidelity Management Trust Company. Until June 30, 1996, investment management fees incurred for the SCC and LNC Common Stock Funds were paid by the Company while all investment management fees for the other investment options were charged directly to earnings of the accounts based upon the market value of the respective investment options. As of July 1, 1996, all investment management and trustee fees are charged directly to earnings of the accounts based upon the market value of the respective investment option. All other administrative expenses for the Plan are paid by the Company.

Note 7.  Subsequent Events

     On February 23, 1997, SCC signed a definitive agreement with ReliaStar Financial Corp. ("ReliaStar") to combine the two companies through the statutory merger of SCC with and into ReliaStar. The Board of Directors of SCC has unanimously approved the merger. Completion of the merger is subject to normal closing conditions, including approval by the Insurance Department of New York State, and by SCC's shareholders at a special meeting scheduled for June 24, 1997.

                        Security-Connecticut Corporation
                         Savings & Profit Sharing Plan
                       Assets Held for Investment Purposes

                                December 31, 1996

                                                 Description of
                                              Investment Including
                                                  Maturity Date,
Identity of Issue, Borrower,                 Rate of Interest, Par or
  Lessor or Similar Party                         Maturity Value        Cost        Fair Value
----------------------------------------------------------------------------------------------
Common Stock-
  Security-Connecticut Corporation                 167,064 shares    $ 4,120,470   $ 5,868,123

  Mutual Fund Investments:
    Fidelity Magellan Account                   18,180.453 units       1,290,879     1,466,254
    Fidelity Contrafund Account                 61,075.729 units       2,314,393     2,574,342
    Fidelity Equity Income Account              45,176.618 units       1,754,250     1,934,914
    Fidelity Investment Grade Bond Account      75,324.039 units         528,639       536,307
    Fidelity Overseas Account                   16,936.927 units         515,797       522,335
    Fidelity Asset Manager Account              32,381.833 units         516,799       533,329
    Fidelity Retirement Money Market Account 1,087,228.270 units       1,087,228     1,087,228
    Fidelity Managed Income Account            787,896.120 units         787,896       787,896
    Fidelity U.S. Equity Index Account          49,717.708 units       1,161,941     1,339,892
                                                                     -----------   -----------
                                                                       9,957,822    16,650,620

Participant loans                         Various loans at interest
                                          rates varying from 6.5%
                                          to 11.0%, due from
                                          1997 to 2005                   532,601       532,601
                                                                     -----------   -----------
                                                                     $14,610,893   $17,183,221
                                                                     ===========   ===========


         Security-Connecticut Corporation Savings & Profit Sharing Plan
                             Reportable Transactions
                          Year Ended December 31, 1996


                                                                                                              Fair Value
                                                                                                             of Assets on
                                                                 Number of         Total          Total      Transaction    Net
Identity of Party Involved       Description of Asset          Transactions   Purchase Price  Selling Price      Date    Gain(Loss)
--------------------------       --------------------          ------------   --------------  -------------  ----------- ----------
Category (i) - individual transactions in excess of 5 percent of plan assets

*  Norwest Bank               Norwest Short Term Investment Fund
   Fort Wayne, N.A.           Purchase                                   1      $  828,431                   $   828,431
                              Sale                                       1                      $  854,288       854,288

Category (iii) - series of transactions in excess of 5 percent of plan assets

*  Norwest Bank               Security-Connecticut Corporation
   Fort Wayne, N.A.           Common Stock
                              Purchases; 26,712 shares                   7         718,225                      718,225
                              Sales; 275 shares                          1                           8,044        8,044    $  1,667

*  Norwest Bank               Lincoln National Corporation
   Fort Wayne, N.A.           Common Stock
                              Sales; 62,700 shares                      17                       2,906,696    2,906,696     492,498

*  Norwest Bank               Norwest Short Term Investment Fund
   Fort Wayne, N.A.           Purchases                                 45       1,602,480                    1,602,480
                              Sales                                     39                       1,715,384    1,715,384

*  The Lincoln National Life  Core Equity Account
   Insurance Company          Purchases                                * *          75,830                       75,830
                              Sales                                    * *                       1,200,685    1,200,685     108,539

*  The Lincoln National Life  Short Term Account
   Insurance Company          Purchases                                * *         213,641                      213,641
                              Sales                                    * *                         621,046      621,046       8,804

*  The Lincoln National Life  Medium Capitalization Equity Account
   Insurance Company          Purchases                                * *         103,116                      103,116
                              Sales                                    * *                       1,224,903    1,224,903     130,109

         Security-Connecticut Corporation Savings & Profit Sharing Plan
                             Reportable Transactions
                          Year Ended December 31, 1996

                                                                                                              Fair Value
                                                                                                             of Assets on
                                                                 Number of         Total          Total      Transaction    Net
Identity of Party Involved       Description of Asset          Transactions   Purchase Price  Selling Price      Date    Gain(Loss)
--------------------------       --------------------          ------------   --------------  -------------  ----------- ----------
Category (iii) - series of transactions in excess of 5 percent of plan assets (continued)

*  The Lincoln National Life  Large Capitalization Equity Account
   Insurance Company          Purchases                                * *          61,083                       61,083
                              Sales                                    * *                         620,080      620,080      52,784

*  The Lincoln National Life  Unallocated Insurance Contract
   Insurance Company          The Lincoln National Life Insurance Company
                              Purchases                                * *         474,189                      474,189
                              Sales                                    * *                       3,629,056    3,629,056     101,427

*  Fidelity Institutional     Magellan Account
   Retirement Services        Purchases                                 41       1,359,107                    1,359,107
   Company                    Sales                                     18                          75,651       75,651       7,424

*  Fidelity Institutional     Contrafund Account
   Retirement Services        Purchases                                 47       2,534,192                    2,534,192
   Company                    Sales                                     20                         244,779      244,779      24,980

*  Fidelity Institutional     Equity Income Account
   Retirement Services        Purchases                                 43       1,937,472                    1,937,472
   Company                    Sales                                     17                         197,353      197,353      14,131

*  Fidelity Institutional     Overseas Account
   Retirement Services        Purchases                                 30         607,482                      607,482
   Company                    Sales                                      6                          92,969       92,969       1,284

*  Fidelity Institutional     Retirement Money Market Account
   Retirement Services        Purchases                                 39       1,312,659                    1,312,659
   Company                    Sales                                     11                         199,431      199,431

*  Fidelity Institutional     Managed Income Portfolio Account
   Retirement Services        Purchases                                 35         794,416                      794,416
   Company                    Sales                                      7                           6,520        6,520


         Security-Connecticut Corporation Savings & Profit Sharing Plan
                             Reportable Transactions
                          Year Ended December 31, 1996
                                                                                                              Fair Value
                                                                                                             of Assets on
                                                                 Number of         Total          Total      Transaction    Net
Identity of Party Involved       Description of Asset          Transactions   Purchase Price  Selling Price      Date    Gain(Loss)
--------------------------       --------------------          ------------   --------------  -------------  ----------- ----------
Category (iii) - series of transactions in excess of 5 percent of plan assets (continued)

*  Fidelity Institutional     U.S. Equity Index Account
   Retirement Services        Purchases                                 39       1,223,062                    1,223,062
   Company                    Sales                                     13                          69,710       69,710       8,588

*  Fidelity Institutional     FMTC Institutional Cash Portfolio
   Retirement Services        Purchases                                 39       1,632,354                    1,632,354
   Company                    Sales                                     26                       1,550,349    1,550,349

*  Fidelity Management        Security-Connecticut Corporation
   Trust Company              Purchases; 36,900 shares                  10       1,039,409                    1,039,409
                              Sales; 9,500 shares                        6                         226,563      226,563      69,681


*    The Lincoln National Life Insurance Company, Norwest Bank Fort Wayne, N.A.,
     Fidelity Institutional Retirement Services Company, and Fidelity Management
     Trust Company are parties-in-interest.
* * Number of  transactions  were not available  from The Lincoln  National Life
Insurance Company.

Note: Categories (ii) and (iv) are not applicable.
